New Leap, Inc.

8 Derech Hameshi St.

Ganne Tiqwa, Israel 5591179

June 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Foland, Division of Corporation Finance

Re:	New Leap, Inc. Registration Statement on Form S-1 (File No. 333-219776)

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Post-Effective Amendment #2 to the Registration Statement on Form S-1 (File No. 333-219776) (the “POS AM”), of New Leap, Inc. (the “Company”), which was filed on June 7, 2019 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, so that the POS AM shall become effective at 3:00 p.m. Eastern Time on Wednesday, June 12, 2019, or as soon thereafter as possible.

In connection with the foregoing, the Company hereby acknowledges that:

•

Should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, New Leap, Inc.

By:	/s/ Itzhak Ostashinsky
Itzhak Ostashinsky
CEO & President